UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

SRI/SURGICAL EXPRESS, INC.

(Name of Subject Company)

SHM ACQUISITION, INC.

(Offeror)

SYNERGY HEALTH US HOLDINGS LIMITED

(Parent of Offeror)

(Names of Filing Persons)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

78464W104

(CUSIP Number of Class of Securities)

Gavin Hill

Group Finance Director

Synergy Health

Ground Floor Stella, Windmill Hill Business Park

Whitehill Way, Swindon, SN5 6NX, United Kingdom

Telephone: 011-44-1793 891-880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Jonathan Klein

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, New York 10020-1104

Telephone: (212) 335-4500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$24,011,253.60	$2,751.69

*	The transaction valuation is an estimate calculated solely for the purposes of determining the amount of the filing fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The maximum transaction valuation is calculated by multiplying $3.70, the per share tender offer price, by 6,489,528 shares of common stock of SRI/Surgical Express, Inc. issued and outstanding as of June 6, 2012 (excluding 13,600 shares issued as restricted stock).
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.00011460.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by SHM Acquisition, Inc. (“Purchaser”), a Florida corporation and a wholly-owned, direct subsidiary of Synergy Health US Holdings Limited (“Parent”), a private limited company incorporated in England and Wales, to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of SRI/Surgical Express, Inc. (“SRI”), a Florida corporation, and the associated stock purchase rights distributed to SRI’s shareholders pursuant to the Rights Agreement, dated as of November 5, 2010, between SRI and Registrar and Transfer Company, as amended (collectively with such shares of common stock, the “Shares”) at a purchase price of $3.70 per Share, in cash, net to the seller, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated June 13, 2012 (as it may be amended or supplemented, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal”, and together with the Offer to Purchase, the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of June 6, 2012 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser, SRI and, solely for purposes of Section 3.5, Article IV and Article IX thereof, Synergy Health plc, a public limited company incorporated in England and Wales and indirect parent of Parent, a copy of which is attached as an annex to the Offer to Purchase (and incorporated by reference as Exhibit (d)(A) to this Schedule TO), is incorporated in this Schedule TO by reference with respect to Items 4 through 11 of this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated in this Schedule TO by reference.

Item 2. Subject Company Information.

(a) The subject company and issuer of the securities subject to the Offer is SRI/Surgical Express, Inc., a Florida corporation. Its principal executive office is located at 12425 Race Track Road, Tampa, Florida 33626. The telephone number of SRI’s principal executive offices is (813) 891-9550.

(b) This Schedule TO relates to the Offer by the Purchaser to purchase all of the issued and outstanding Shares for $3.70 per Share, in cash, net to the seller, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer. The information set forth in the “Introduction” to the Offer to Purchase and in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Section 8 – Certain Information Concerning SRI” is incorporated in this Schedule TO by reference.

(c) The information concerning the principal market in which the Shares are traded and the high and low sales prices for the Shares in that principal market for each quarter during the past two years is set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Section 6 – Price Range of Shares; Dividends” and is incorporated in this Schedule TO by reference.

Item 3. Identity and Background of Filing Person.

(a), (b), (c) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Section 9 – Certain Information Concerning Purchaser and Parent” and in Schedule I to the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 4. Terms of the Transaction.

(a)(1)(i)-(viii), (x), (xii) The information set forth in the “Introduction” to the Offer to Purchase, and in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Section 1 – Terms of the Offer”, “Section 2 – Acceptance for Payment and Payment of Shares”, “Section 3 – Procedure for Tendering Shares”, “Section 4 – Withdrawal Rights”, “Section 5 – Certain U.S. Federal Income Tax Considerations”, “Section 7 – Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations”, “Section 13 – The Transaction Documents”, “Section 14 – Dividends and Distributions” and “Section 15 – Conditions of the Offer” is incorporated in this Schedule TO by reference.

(a)(1)(ix), (xi) Not applicable.

(a)(2)(i)-(v) and (vii) The information set forth in the “Introduction” to the Offer to Purchase, and in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Section 5 – Certain U.S. Federal Income Tax Considerations”, “Section 11 – Background of the Offer; Contacts with SRI”, “Section 12 – Purpose of the Offer; Plans for SRI; Shareholder Approval; No Appraisal Rights”, “Section 13 – The Transaction Documents” and “Section 16 – Certain Legal Matters; Regulatory Approvals” is incorporated in this Schedule TO by reference.

(a)(2)(vi) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the “Introduction” to the Offer to Purchase, and in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Section 9 – Certain Information Concerning Purchaser and Parent”, “Section 11 – Background of the Offer; Contacts with SRI”, “Section 12 – Purpose of the Offer; Plans for SRI; Shareholder Approval; No Appraisal Rights”, “Section 13 – The Transaction Documents” and “Section 14 – Dividends and Distributions” is incorporated in this Schedule TO by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (c)(1), (c)(3-7) The information set forth in the “Introduction” to the Offer to Purchase, and in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Section 6 – Price Range of Shares; Dividends”, “Section 7 – Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations”, “Section 11 – Background of the Offer; Contacts with SRI”, “Section 12 – Purpose of the Offer; Plans for SRI; Shareholder Approval; No Appraisal Rights”, “Section 13 – The Transaction Documents” and “Section 14 – Dividends and Distributions” is incorporated in this Schedule TO by reference.

(c)(2) None.

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b) and (d) The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” and “Section 10 – Source and Amount of Funds” is incorporated in this Schedule TO by reference.

Item 8. Interest in Securities of the Subject Company.

(a), (b) The information set forth in the section of the Offer to Purchase entitled “Section 9 – Certain Information Concerning Purchaser and Parent” and in Schedule I to the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the “Introduction” to the Offer to Purchase and in the section of the Offer to Purchase entitled “Section 17 – Fees and Expenses” is incorporated in this Schedule TO by reference.

Item 10. Financial Statements.

(a), (b) Not Applicable.

Item 11. Additional Information.

(a)(1) The information set forth in the “Introduction” to the Offer to Purchase, and in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Section 9 – Certain Information Concerning Purchaser and Parent”, “Section 11 – Background of the Offer; Contacts with SRI”, “Section 12 – Purpose of the Offer; Plans for SRI; Shareholder Approval; No Appraisal Rights” and “Section 13 – The Transaction Documents” is incorporated in this Schedule TO by reference.

(a)(2) and (a)(3) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Section 12 – Purpose of the Offer; Plans for SRI; Shareholder Approval; No Appraisal Rights”, “Section 13 – The Transaction Documents”, “Section 15 – Conditions of the Offer” and “Section 16 – Certain Legal Matters; Regulatory Approvals” is incorporated in this Schedule TO by reference.

(a)(4) The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet”, “Section 7 – Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations” is incorporated in this Schedule TO by reference.

(a)(5) The information set forth in the section of the Offer to Purchase entitled “Section 16 – Certain Legal Matters; Regulatory Approvals” is incorporated in this Schedule TO by reference.

(b) The information set forth in the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 13, 2012.

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Joint Press Release issued by SRI and Parent, dated June 7, 2012 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by Purchaser and Parent with the SEC on June 7, 2012).

(a)(5)(B)	Press Release issued by Synergy Health plc in compliance with London Stock Exchange requirements, dated June 7, 2012 (incorporated by reference to Exhibit 99.2 of the Schedule TO-C filed by Purchaser and Parent with the SEC on June 7, 2012).

(a)(5)(C)	Joint Press Release issued by Parent and SRI, dated June 13, 2012.

(b)	Not applicable.

(d)(A)	Agreement and Plan of Merger dated as of June 6, 2012 among Parent, Purchaser, SRI and, solely for purposes of Section 3.5, Article IV and Article IX thereof, Synergy Health plc (incorporated by reference to Annex A to the Offer to Purchase).

Exhibit No.	Description

(d)(B)	Non-Disclosure Agreement dated October 10, 2011 between Synergy Health plc and SRI (incorporated by reference to Exhibit (e)(3) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by SRI with the SEC on June 13, 2012).

(d)(C)	Amendment to Rights Agreement, dated as of June 6, 2012, by and between SRI and Registrar and Transfer Company (incorporated by reference to Exhibit 4.1 of the Form 8-K filed by SRI with the SEC on June 7, 2012)

(d)(D)	Form of Shareholder Tender Agreement (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by SRI with the SEC on June 7, 2012)

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SHM ACQUISITION, INC.

By:	/s/ Richard Steeves

Name:	Richard Steeves
Title:	Chief Executive Officer

SYNERGY HEALTH US HOLDINGS LIMITED

By:	/s/ Richard Steeves

Name:	Richard Steeves
Title:	Director

Date: June 13, 2012

EXHIBITS INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 13, 2012.

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Joint Press Release issued by SRI and Parent, dated June 7, 2012 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by Purchaser and Parent with the SEC on June 7, 2012).

(a)(5)(B)	Press Release issued by Synergy Health plc in compliance with London Stock Exchange requirements, dated June 7, 2012 (incorporated by reference to Exhibit 99.2 of the Schedule TO-C filed by Purchaser and Parent with the SEC on June 7, 2012).

(a)(5)(C)	Joint Press Release issued by Parent and SRI, dated June 13, 2012.

(b)	Not applicable.

(d)(A)	Agreement and Plan of Merger dated as of June 6, 2012 among Parent, Purchaser, SRI and, solely for purposes of Section 3.5, Article IV and Article IX thereof, Synergy Health plc (incorporated by reference to Annex A to the Offer to Purchase).

(d)(B)	Non-Disclosure Agreement dated October 10, 2011 between Synergy Health plc and SRI (incorporated by reference to Exhibit (e)(3) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by SRI with the SEC on June 13, 2012).

(d)(C)	Amendment to Rights Agreement, dated as of June 6, 2012, by and between SRI and Registrar and Transfer Company (incorporated by reference to Exhibit 4.1 of the Form 8-K filed by SRI with the SEC on June 7, 2012)

(d)(D)	Form of Shareholder Tender Agreement (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by SRI with the SEC on June 7, 2012)

(g)	Not applicable.

(h)	Not applicable.